September 2, 2009

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed July 17, 2009

File No. 333-154274

Dear Ms. Long:

We have reviewed your July 28, 2009 comment letter (the “Comment Letter”) regarding the amended registration statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Registrant”) filed on July 17, 2009. On behalf of the Registrant, we submit this response letter along with Amendment No. 7 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Management, Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 34

1.	We have read your response to comment seven in our letter dated July 9. 2009. It is unclear how you determined that there would be no effect on the financial statement for this transaction. As you indicated, the guidance in SAB Topic 5T is to value the transaction at fair value with a related expense and capital contribution recognized by the Company. Tell us how you determined the fair value of Mr. Hines’ warrants at the date they were transferred to the warrant holders. In this regard, it is not clear to us that the fair value of the warrants transferred equaled the $1.00 per share proceeds the Company received from the exercise of the warrants. Furthermore, it is unclear to us how you have determined that the fair value of the warrants transferred by Mr. Hines would reduce paid in capital rather than be recognized as an expense. Please cite the accounting literature used to support your conclusion.

In response to the Staff’s comment, the Company has determined that the fair value of Mr. Hines’ warrants at the date they were transferred to the warrant holders is approximately $680,000 based on Black-Scholes computations using the $3.50 per share valuation applicable at the time of such transfer. We have revised the disclosure in the Form S-1 to indicate the $3.50 per share value applicable at the time of such transfer. It is Management’s belief that the value of the warrants transferred by Mr. Hines equals the cost of inducing the shareholders to exercise their warrants, an equal and offsetting transaction consisting of a $680,000 increase and a matching $680,000 decrease to paid in capital. The exercise of the warrants is strictly an equity transaction.

Recent Equity Transactions, page 37

2.	We have read your response to comment eight in our letter dated July 9, 2009 and have the following additional comments.

•

In light of the fact that the milestones were established prior to filing the initial registration statement, and that the milestones materially impacted the offering price, please advise us as to why the milestones have not been disclosed previously.

•

Please advise us as to whether you have circulated preliminary copies of the prospectus, including the date(s) of distribution and the number of copies. If so, in light of the omission of these milestones, please also advise to us how the distribution complied with Rule 460 under the Securities Act and Rule 15c2-8 under the Exchange Act.

•

Please expand your disclosure to identify the additional corporate infrastructure that still needed to be built when you signed your Letter of Intent with Midtown Partners in February, 2008 as well as your progress towards completing that infrastructure. Please also advise us as to whether any further milestones must be achieved in order to set the offering price at the price stated on the cover page of the prospectus. Finally, please provide us with a copy of the Letter of Intent.

•

Given that the milestones you identified were reached after the filing of your October 2008 registration statement, we continue to have concerns regarding the appropriateness of your conclusion that the Private Placement price of $1.00 per unit from January to July 2008 is a reasonable estimate of fair value after you filed your October registration statement offering securities at $6.00 per share and your progression through these milestones. Please comprehensively discuss the underlying methodologies you used to support your conclusion that a continued use of a $1.00 per share deemed fair value of your common stock subsequent to the filing of your October 2008 registration statement is reasonable.

•	Please revise the section entitled “Determination of Offering Price” on page 18 to discuss in greater detail how you determined the offering price.

In response to the Staff’s comment, at the time of the initial filing of the Form S-1 in October 2008, the Company was operating within a broad business plan in order to progress towards becoming an operating company. As the Company progressed through the development stage, the Company began to formalize, develop and disclose more specific milestones, in connection with its on-going development of its business plan, the achievement of such milestones and as requested by the Staff in its comment letters.

In May 2009, the Company, through Midtown Partners & Co., LLC, our underwriter, distributed 110 copies of the preliminary prospectus to approximately ten brokers/dealers. We have been informed that none of these preliminary prospectuses were distributed to retail investors. The preliminary prospectus included a discussion of our business plan and objectives on pages 31 through 34 of the preliminary prospectus, including items, such as furnace orders, that we consider milestone events, but did not provide the more fulsome milestone disclosure now included in the amended filing. As the preliminary prospectus was distributed in May 2009, the achievement of milestones in June 2009 was also not included. Due to such revisions, upon filing of this Amendment No. 7 to Form S-1, the Company will recirculate the revised preliminary prospectus to all recipients of the preliminary prospectus.

We have revised the disclosure on page 39 of the amended Form S-1 regarding the corporate infrastructure that still needed to be built when we signed the Letter of Intent with Midtown Partners & Co., LLC in February 2008. We are attaching the Letter of Intent with Midtown Partners & Co., LLC, as amended August 2009, as Exhibit 10.51 to the amended Form S-1. There are no additional milestones or business objectives associated with the anticipated IPO price.

In response to the Staff’s comment and based upon conversations with the Staff, the Company has revised the Form S-1 and has restated its financial statements to reflect the increased value of the Company’s common stock from $1.00 per share as of June 2008 to $2.00 per share by December 2008, to $3.00 per share during the first quarter of 2009 and $3.50 as of the end of the second quarter of 2009, based upon management’s estimates of the fair value of the Company.

We have revised page 18 of the amended Form S-1 to provide additional disclosure as to the Company’s determination of the offering price.

Financial Statement

Condensed Statement of Operations, page F-2 and F-16

3.	We have read your response to comment 11 from our letter dated July 9, 2009. Please expand your disclosure to discuss the nature of your process development service revenues. Also expand your revenue recognition to discuss service revenues. You current policy as discussed on page F-20 appears to relate to product sales.

In response to the Staff’s comment, the Company has revised the disclosure on page F-4 to reflect that all the revenue recognized in the first quarter of 2009 is from the sale of services. Service revenue is recognized when the services are provided.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc: Joseph Hines